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                     January 10, 2024

       Paul Frenkiel
       Chief Financial Officer
       The Bancorp, Inc.
       409 Silverside Road
       Wilmington, DE 19809

                                                        Re: The Bancorp, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-51018

       Dear Paul Frenkiel:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance